Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS CHAIRMAN BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 13 November 2018. At the first extraordinary general meeting 2018 of the Company held on 13 November 2018 (the “EGM”), Mr. Wang Bin was elected as an Executive Director of the sixth session of the board of directors of the Company (the “Board”), and at the seventh meeting of the sixth session of the Board held on the same day, Mr. Wang Bin was elected as the Chairman of the Board.

The Company has recently received the approval of qualification of Mr. Wang Bin issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Wang Bin as the Chairman of the Board of the Company has been approved by the CBIRC and his term of service commenced on 3 December 2018.

Please refer to the announcement of the Company dated 25 September 2018 and the circular of the EGM dated 28 September 2018 for the biographical details of Mr. Wang Bin.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 7 December 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie